MONTHLY REPORT - JUNE, 2007
                               Global Macro Trust
                The net asset value of a unit as of June 30, 2007
                 was $1,225.37, up  3.2% from $ 1,187.86 per unit
                               as of May 31, 2007.

                                      Managing          Unit
                                        Owner         Holders          Total
Net Asset Value (475,562.306      $   6,448,162     558,452,158     564,900,320
   units) at May 31, 2007
Addition of 12,698.821 units on         153,509      14,930,868      15,084,377
   June 1, 2007
Redemption of 2,908.964 units on             (0)     (3,564,557)     (3,564,557)
   June 30, 2007
Net Income (Loss) - June, 2007          285,954      18,194,867      18,480,821
                                    -----------  --------------  --------------
Net Asset Value at June 30, 2007  $   6,887,625     588,013,336     594,900,961
                                    ===========  ==============  ==============
Net Asset Value per Unit at June
30, 2007 (485,487.599 units
inclusive of 135.436 additional
units.                                           $     1,225.37


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 93,294,782     115,525,707

      Change in unrealized gain (loss) on open      (69,726,897)     (1,484,873)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                            87,708         177,439


   Interest income                                    2,357,732      12,438,830

   Foreign exchange gain (loss) on margin                54,507          (5,983)
      deposits

Total: Income                                        26,067,832     126,651,120

Expenses:
   Brokerage commissions                              3,443,879      18,048,782

   20.0% New Trading Profit Share                     3,965,840      17,783,051

   Custody Fees                                          21,226          39,359

   Administrative expense                               156,066         867,561


Total: Expenses                                       7,587,011      36,738,753

Net Income (Loss) - June, 2007                     $ 18,480,821      89,912,367


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      July 7, 2007


Dear Investor:

Global Macro Trust ("GMT") was up 3.16% for June, 2007. Year-to-date the Trust is up 17.81%.

June's profit was generated from interest rate and foreign exchange trading. Stock index futures trading was flat, and commodity futures trading resulted in a small loss.

Global interest rates continued to creep higher in June despite a dip in rates toward month-end. The rise in interest rates does not appear to be driven by a rising rate of inflation which is moderate in developed and emerging economies. Rather, a large supply of debt instruments on offer, such as by private equity firms, is being met by slackening demand from potential purchasers due to subprime mortgage woes, resistance to covenant-lite bond indentures and large surplus generating nations like China and Russia reducing government bond purchases in favor of other assets. Short positions in Australian, Canadian, German, British and U.S. bonds and notes and Australian and European short-term interest rate futures were profitable.

In the currency markets, long positions in the Australian and New Zealand dollars, British pound and Turkish lira and a short position in the yen versus the U.S. dollar were profitable, but the more profitable action was in non-dollar crosses. Long positions in the Australian dollar versus the yen and Swiss franc, the New Zealand dollar versus the euro and yen, the Norwegian krone and British pound versus the Swiss franc, and the Mexican peso versus the yen were profitable.

In stock index futures trading, losses on long positions in U.S. and European indices were offset by gains on long positions in Taiwan, Japan, Hong Kong and China indices. There has been considerable comment on the bubble-like run-up in Chinese stocks, but the index the Trust trades is the Hong Kong H shares which consist of Chinese shares listed in Hong Kong. The H shares are half the price of the shares traded in China.

Energy was flat in June. A profit on a short position in natural gas was offset by losses on short positions in WTI and Brent crude oil and London gas oil.

Metals resulted in a small loss as profits on long positions in lead and platinum were outweighed by losses on long positions in gold, silver, zinc, nickel and aluminum.

Agricultural commodity trading was about flat in June, despite some pretty wild movements in the grain markets arising from planting, harvesting and weather data. Profits from long positions in the soybean complex and cocoa were offset by losses on long positions in corn and wheat and a short position in cotton. Livestock was flat.

                                     Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman